T-Online

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2929
Date	November 08, 2005
Subject	T-Online International AG

To whom it may concern:

Please find enclosed

- T-Online International AG, Quarterly Report on Third Quarter 2005
- the press release of November 08 2005, regarding T-Online International AG, Third Quarter 2005 Results

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310

T-Online

"Press release"

--- Not to be released before: November 8, 2005, 09:00 AM ---

Third quarter brings record growth in T-Online's DSL customer base in Germany

T-Online's highly competitive strategy bears fruit: 342 000 new DSL customers and an increase in the DSL customer base to over 4 million in Germany; international operations also continue to grow

T-Online/Darmstadt, November 8, 2005 – Boosted by record growth of 342 000 new DSL customers in Germany in the third quarter of 2005, the customer base of T-Online International AG has now reached new heights. The DSL customer base in Germany grew to over 4.0 million and the whole Group can now boast a total of 4.6 million DSL customers.

"Altogether, T-Online has just posted the best quarter in terms of DSL customer growth since broadband services were launched in Germany in 2000," observed Rainer Beaujean, CEO of T-Online International AG. "With this gratifying result, we expect that we have accounted for well over 50 percent of all new T-DSL lines activated by Deutsche Telekom in the third quarter."

Compared with the previous quarter, T-Online was able to boost DSL customer growth in Germany by more than 87 percent. Thanks to this strong growth, T-Online continues consistently to expand its excellent position in the broadband market.

DSL customer growth also rose sharply in the "Rest of Europe" segment in the third quarter of 2005. T-Online was able to increase growth by 12 percent compared with the previous quarter and, with 64 000 new DSL

T-Online International AG
Besucheradresse Corporate Communications, T-Online-Allee 1, 64295 Darmstadt
Postanschrift Postfach 10 11 52, 64211 Darmstadt

customers, the latest figures represent an increase of 60 000 on the 4000 new DSL customers reported in the same period last year.

In sum, the T-Online Group gained 405 000 new DSL customers in the third quarter, up 37.3 percent on the prior-year figures and a striking 69.7 percent up on the previous quarter.

Success owed to optimal competitive positioning: attractive rates and consistent marketing of DSL telephony

T-Online expanded its product range in Germany by introducing new, attractive DSL rates in the third quarter. The company continues to optimize the range of rates it offers and, at the start of November, launched a DSL flat rate and a DSL telephony flat rate at a price of EUR 9.95 each: A transparent and highly-competitive offer from the market leader, targeting both Internet and phone use.

By further refining its range of rates in line with market demand and by continuing to market DSL telephony to particular target groups, T-Online is underscoring its ability to act flexibly in the marketplace, and its goal of winning at least 50 percent of all new T-DSL lines in 2005. "We already announced this summer that we would continue to be a very active player in the market," affirmed Rainer Beaujean. "As market leader, the current range of rates puts T-Online in an excellent position and we are looking ahead with a great deal of optimism, in particular with the important Christmas season in mind."

New developments in T-Online's successful brand strategy: launch of Gamesload and ElectronicScout24

T-Online's successfully established brand portfolio welcomed two newcomers in the period under review. In August 2005, T-Online

oversaw the brand launch of Gamesload, an online portal focused on the highly attractive segment of games downloads.
This was followed in October by the launch of ElectronicScout24, an online market place and member of the well-known Scout24 family. ElectronicScout24 specializes in the high-growth sector of consumer electronics (e.g. entertainment systems, telecommunications, computers, household appliances). T-Online possesses proven expertise in establishing and developing verticals in emerging Internet markets. The best examples are the establishment of Musicload in the German online music market and the expansion of AutoScout24, an online market place for buying and selling cars. T-Online helped both of these advance to become market leaders in their respective segments.

Market successes in France and Spain

T-Online continued to pursue its strategy of expansion in the fast-growing French and Spanish markets in the third quarter of 2005. And the company continued to achieve positive results in the marketplace. The combination of aggressive pricing on the one hand, and a focus on service and quality on the other, produced disproportionately high growth in the number of DSL customers.

Furthermore, T-Online's plans for rolling out its own network infrastructure in France and Spain remain right on schedule. And in Spain, the integration of the recently acquired network operator Albura, announced in the previous quarter, is already well advanced.
A strategic partnership was also agreed with Alcatel at the end of September. Under the terms of this alliance, Alcatel will deliver a turnkey triple-play solution for the network.

Financial figures indicate that T-Online is likely to exceed income targets

T-Online's positive development in the third quarter of 2005 is also reflected in its financial figures. The positive results of the expansion strategy in France and Spain continue to be evident, particularly in the revenues generated by the "Rest of Europe" segment. In the third quarter, revenues in the "Rest of Europe" segment grew by 35.3 percent year-on-year. In the first nine months of 2005, the "Rest of Europe" segment recorded a year-on-year increase in revenues of 19.2 percent. By the end of the third quarter of 2005, the "Rest of Europe" segment had contributed 13.1 percent to total revenue, compared with 11.5 percent in the prior-year period. During the first three quarters of 2005, net revenues improved to over EUR 1.5 billion, a year-on-year increase of 4.3 percent.

T-Online generated net income of EUR 146.0 million (adjusted for special factors) in the first nine months of 2005; EBITDA for the same period was EUR 266.2 million. At the end of the third quarter, T-Online is therefore well on the way to easily achieving its own income targets for the 2005 financial year. And according to Jens Becker, CFO of T-Online: "The positive developments in our international markets in France and Spain are further grounds for optimism."

In terms of costs, T-Online reported further efficiency gains in the first three quarters of 2005, as well as a year-on-year improvement in the gross margin (a measure of revenue minus goods and services purchased to revenue). In the first three quarters of 2005, the gross margin increased to 66.2 percent, compared with 65.1 percent in the first nine months of 2004. On the other hand, selling expenses increased due to the strategic expenses for customer care and customer acquisition. In the Germany segment, this is mainly

attributable to the ongoing advertising campaigns for broadband; in the Rest of Europe segment, T-Online continued to incur higher selling expenses as a result of its aggressive market approach.

This press release and further information about T-Online can be found at www.t-online.net.

T - Online

Overview: Financial figures for the 3rd quarter of 2005

Accounts of the consolidated statement of income

Disclosure for the Group*

* Adjusted for significant one-time effects (see p. 17 of the quarterly report for detailed information on one-time effects).

	Q1-Q3 2005	Q1-Q3 2004	Q3 2005	Q3 2004
	in Mio. €	in Mio. €	in %	in %
Net revenues	1.536,7	1.473,4	505,8	485,2
Goods and services purchases	519,0	513,7	177,3	146,2
Gross margin	1.017,7	959,7	328,4	339,0
Other cost of sales	232,4	187,8	88,6	66,3
Selling costs	573,1	397,9	197,9	138,8
Administrative costs	78,6	70,2	26,7	22,1
Operating profit	149,0	311,9	22,2	109,6
EBITDA	266,2	382,8	77,0	134,5
Earings before taxes	244,6	404,2	54,1	141,0
Income tax	97,7	149,8	30,2	54,2
Group net income	146,0	254,2	23,4	86,6
Earnings per share €	0,12	0,21	0,02	0,07

Net revenue

	Q1-Q3 2005	Q1-Q3 2004	Q3 2005	Q3 2004
	in Mio. €	in Mio. €	in Mio. €	in Mio. €
Segment „Germany“	1.346,1	1.313,2	433,9	433,6
Subscription Fees	789,7	748,9	261,3	250,9
Usage Fees	328,6	404,3	97,5	126,2
Advertising/B2B	227,8	160,0	75,1	56,5
Of which:portal agreement Deutsche Telekom AG	111,1	111,1	37,0	37,0
Of which „Germany“	116,7	48,9	38,1	19,5
Segment „Rest of Europe“	201,3	168,9	75,5	55,8
Subscription Fees	131,2	120,5	46,3	39,4
Usage Fees	35,8	25,8	13,0	7,3
Advertising/B2B	34,3	22,6	16,2	9,1
Consolidation	(10,7)	(8,7)	(3,6)	(4,2)
Total revenues (Group)	1.536,7	1.473,4	505,8	485,2
Subscription Fees	920,8	869,4	307,6	290,3
Usage Fees	364,2	429,5	110,4	132,9
Advertising/B2B	251,7	174,5	87,8	62,0
thereof portal agreement DTAG	140,6	63,4	50,8	25,0

T - Online

Customers

	30.09. 2005	30.09. 2004
	in Mio.	in Mio.
Registered customers	**13,82**	**13,37**
"Germany"	**11,67**	**11,31**
Of whom with DSL tariffs	4,05	2,91
Of whom with narrowband tariffs	4,31	5,11
Of whom PAYG (usage < 30 days)	0,60	0,77
"Rest of Europe"	**2,15**	**2,06**
Of whom with DSL tariffs	0,53	0,31
Of whom with narrowband tariffs	0,15	0,24
Of whom PAYG (usage < 30 days)	0,08	0,13

PAYG: Pay as you go – customers in call-by-call tariffs

T-Online International AG
Corporate Communications

T-Online Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2210, Fax (0 6151) 680-869
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/Contact: Björn Muscheid

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**

Group Report.
January 1 to September 30, 2005.

Q1 Q2
Q3 Q4
2005

T · · Online · · · ·

Contents.

1. Business trends for the Group and its segments.

First three quarters 2005 key business trends.

T-Online has consequently held on to its strategy of occupying an innovative and enduring position in the dynamic broadband market over the first nine months of 2005. The objective formulated in November 2004 to position T-Online as long-term innovation leader with a series of initiatives in the rapidly growing market for broadband and IP services has already been attained in many respects.

Three central strategic initiatives at the top of T-Online's agenda have been implemented in the first three quarters of 2005:

- In its **Germany segment**, T-Online has positioned itself since February 1, 2005 as a full-service DSL provider, "complete" marketing a full package comprising a DSL line, Internet access and hardware components. This move, the next stage in the development of the DSL tariff portfolio in July 2005 and the anniversary promotion ("10 years of T-Online") enabled T-Online to further expand its DSL tariff customer base: In the **Germany segment**, over 800,000 customers have opted for a DSL tariff since the beginning of 2005, including 773,000 on the basis of the DSL package marketing campaign. DSL tariff customer numbers rose by 38.9 percent compared with September 30, 2004, to 4.05 million. In the Group as a whole, the DSL tariff customer base grew from 3.22 million to 4.58 million over the same period.

In the **Germany segment**, T-Online gained 342,000 new DSL tariff customers in the third quarter of 2005 alone. The company thus expects to have secured well over 50 percent of new T-DSL lines, switched by T-Com in the third quarter. This clearly reflects the success of the aggressive competitive positioning. In total, T-Online has recorded its best quarter in terms of new customer acquisition figures since the launch of the broadband in 2000.

- With its voice-over-IP (VoIP) DSL telephony service launched at CeBIT 2005, T-Online has implemented a further key component of its future triple play offerings combining Internet access, entertainment and communications services. In the third quarter T-Online continued to build out its DSL telephony offer. In entertainment, T-Online expanded its offerings with games through its new paid Gamesload service. The triple play strategy aims to meet individual customer needs for a comprehensive broadband offering with digital media content.
- In the **Rest of Europe segment**, T-Online's French and Spanish subsidiaries achieved strong growth in the DSL market during the third quarter, further underpinning the medium-term goal of being one of the leading alternative DSL providers in each of the two growth markets and of achieving a market share of between 15 and 20 percent.

Key business trends in the Germany segment.

T-Online launches new DSL tariff portfolio.

During the third quarter of 2005, T-Online International AG strengthened its Group-wide position in the strategically important DSL market. Substantially larger numbers of new customers signed up for DSL access compared both with the third quarter of 2004 and the second quarter of 2005.

The foundations for this trend were laid by a new tariff portfolio announced at the end of June and launched on July 4, 2005. Growth in DSL was also fueled by an anniversary special offer allowing new and existing customers to opt for the T-Online dsl flat classic tariff from July 4 to August 1, 2005 for a reduced basic monthly charge of €9.95 instead of €14.95 over a minimum sign-up period of 12 months. With the market orientated further development of the tariff portfolio, T-Online underscores its flexibility to move in the market, as well as its target for 2005 to once again secure at least 50 percent of new T-DSL lines for T-Online.

Expanding DSL telephony for Germany's largest DSL community.

T-Online made its DSL telephony offerings in the strategically important Internet telephony market even more attractive during the third quarter of 2005. Since August 2005, T-Online customers in selected DSL access tariffs have been able to make up to 400 minutes of calls a month to German fixed line phones at no extra charge. From August onwards, the added time contingent is automatically credited for all existing and new customers with T-Online dsl volume, T-Online dsl flat classic and T-Online dsl flat max tariffs. DSL telephony at T-Online has featured an additional video functionality since mid-August. At the IFA 2005 consumer electronics fair in early September, T-Online presented a new hardware product: the Speedport W 500V WLAN and DSL telephony router. With this product, T-Online DSL customers have the comfort of not only have wireless access to the Internet, they can also use T-Online's DSL telephony with almost any analog phone and without needing to have the computer switched on.

A world of entertainment at T-Online: Video on demand, Musicload and Gamesload.

T-Online has continued to actively pursue the rollout of attractive content specifically tailored for DSL. In evolving its entertainment offerings, T-Online rigorously holds on to its existing triple play strategy and assures itself an ongoing major stake in broadband market growth.

Video on demand.

Warner Brothers International Television Distribution Studios is the latest household name from the American film industry to be recruited by T-Online for its video-on-demand service. T-Online now has an agreement with six of the eight Hollywood majors.

Since the launch of its video-on-demand offering in November 2003, T-Online has struck numerous agreements with national and international providers and media firms to supply blockbuster, high-quality feature films, series and gripping documentaries. The cooperation with Warner Brothers raises the curtain for movie fans on one of Hollywood's richest and most renowned libraries. Best-known productions include the Harry Potter films and box-office hits like Ocean's Twelve and Matrix.

T-Online's VoD service now takes in over 1,000 titles from all genres, documentaries and in-house productions from the ProSiebenSat1 broadcasting family with which T-Online has been working since March this year. The service is well received by customers, as demonstrated by an average 80,000 viewings per month as of the end of the third quarter 2005. With www.vod.t-online.de, T-Online leads the German market for IP-based video on demand.

Musicload.

The success of the legal music downloads is unstoppable. Since the debut of Musicload in 2003, T-Online has contributed to the success of legal downloads in Germany. BPW—the German phonographic industry association—counted three times as many legal downloads in the first half of 2005 as in the corresponding prior-year period[1]. Online music sales now take a steadily growing share of the music market as a whole. The figures for Musicload bear this out: Having established itself as the German online music market leader, Musicload had clocked up 9.5 million downloads by the end of September—more than in the whole of 2004. Musicload's accumulated technical expertise has now proved itself in another project: music downloads anywhere, anytime. Mobile Jukebox, a cooperative project between Musicload and T-Mobile, weds digital music entertainment with the latest generation of mobile phones.

[1] IFPI press release of August 3, 2005, at www.ifpi.de.

Gamesload.

Right on time for the Games Convention interactive entertainment fair in Leipzig in August, 2005, T-Online presented Gamesload, a digital online shop for computer games. After Video on Demand and Musicload, Gamesload is the third successful digital marketing platform for entertainment content to be brought online by T-Online.

The computer games market, a rapidly evolving growth sector, is increasingly homing in on the Internet as a distribution channel. According to market research[2], sales of computer games in the form of games on demand or for download rocketed from €2 million in 2003 to €10 million in 2005. The same research forecasts sales of €73.7 million in Germany alone by 2009.

T-Online recognised this trend early on and was the first major provider to premiere a digital sales platform for full versions of computer games. The service is being added to on an ongoing basis. It currently features 30 game titles for downloading and almost 100 playable on demand with a monthly subscription. Cooperation partners include major game producers such as Atari, Codemasters, Crimson Cow, Eidos, Ubisoft, Vivendi and ZuxxeZ. Gamesload has scored outstandingly with reviewers from the start. In a comparative usage test by PC Games magazine (11/05), Gamesload was voted all-out winner in a field of seven legal (games) download providers.

T-Online Media Receiver: the T-Online experience in a box.

T-Online presented the T-Online S 100 Media Receiver at IFA 2005—its first combined device for home entertainment via DSL Internet access, bringing the Internet and T-Online services like video on demand and DSL telephony into the living room. The device, an IP streaming box, is supplied as part of the T-Online Vision package together with a splitter for connection to the DSL network and a Speedport W 500V combined DSL modem, router and DSL telephone adapter. This gives consumers in Germany all their home communication needs from a single source: good entertainment for the living room, low-cost telephony via DSL, and Internet access.

[2]Paid Content and Services Forecast 2003–2009. Jupiter Research 1/2005.

ElectronicScout24 online marketplace.

Mid-September saw T-Online announce the launch of a new online marketplace, ElectronicScout24. The new trading platform focuses on consumer electronics and telecommunications products, computers and home appliances. Both new and used goods can be bought and sold at www.electronicscout24.de. The service packs substantial benefits for buyers and sellers alike: Powerful search and sort capabilities mean buyers can soon pinpoint what they are looking for. Sellers benefit from commission rates of up to a maximum of 3.5 percent of the selling price (varying with transaction volume), comfortably undercutting other marketplaces. ElectronicScout24's standardized product catalog also makes easy work of putting products up for sale. A vast database with comprehensive information on over 270,000 products ensures a very transparent market—a highly attractive feature for both buyers and sellers. This is supplemented by quality assurance, not only for products but also in payment settlement and member verification: ElectronicScout24 assesses both the quality of traders and the creditworthiness of buyers. Payment settlement is administered entirely by ElectronicScout24 and incorporates a wide range of security functions.

ElectronicScout24 follows T-Online's strategy of successfully carving out and exploiting shares of new growth markets. With ElectronicScout24, T-Online is opening up an additional attractive business option in line with demand and building up a highly promising player in the e-commerce sector. In the process, T-Online can draw on considerable expertise in rolling out, managing and running online marketing platforms (known as "verticals"), as prominently demonstrated by Musicload, today the German market leader with over a million and a half customers. Already very well placed as a brand among online marketplaces, Scout24 is particularly successful in the online classifieds market.

Key business trends in the Rest of Europe segment.

T-Online network rollout continues in France.

T-Online's objective in France is a network infrastructure fully in line with cutting-edge technology standards. By developing a high-bandwidth, fully IP-based network, the company will ready the playing field to grow its business with triple play products combining Internet access, entertainment and communications services. Following network rollout based on ADSL2+, T-Online will implement the VDSL2 standard as soon as the technological and regulatory environment permits. In a first move, contracts have been signed to use glass fiber capacity belonging to a well-known network provider. Following on from this is the process of rolling out and unbundling the network in the central offices. These form the connecting point to the last mile, controlled by the incumbent local exchange carrier, France Telecom. Unbundling had been completed for some 100 central offices by the end of September. The implementation of T-Online's plans to set up its own network is thus running fully to schedule.

T-Online France turns focus on service and quality and keeps up rapid gains in customer numbers.

T-Online France's multimedia promotion in the third quarter centered on fast-response, high-quality customer hotline support. Specifically, every new customer received 30 minutes' inclusive support from the technical hotline—combined with a pledge to answer all customer calls within three minutes.

In addition to its quality and service focus, T-Online France continues to set itself apart with aggressive pricing: T-Online France met customer demand for an attractive package combining Internet access and telephony by offering unlimited Internet access and unlimited VoIP calls to national fixed line numbers for €9.90 a month over a three-month introductory period.

This combination of aggressive pricing and focus on service and quality once again produced above-average growth in the DSL customer base and secured T-Online France a further increase in market share. The company also achieved a substantial boost in VoIP customer numbers, with more than 50 percent of new customers in the third quarter opting for a VoIP product. The measures adopted further contributed to a significant reduction in T-Online France's customer churn rate, which is now well below the market average. This allows customer recruitment costs to be spread over a longer period of time for improved payback rates.

T-Online France with new corporate identity.

In pace with the company's future-driven dynamic, T-Online France adopted a new corporate identity in August 2005, exchanging the previous yellow logo cube for a new logo featuring the initials "CI" for "Club Internet". The new emblem with its clean, modern lines mirrors T-Online France's rise from an Internet service provider to a customer champion with a sharp quality and service focus. A broad-based multimedia campaign communicates the new brand identity.

28 television channels on the T-Online France LivePass broadband portal.

T-Online France now offers ADSL customers access to 28 television channels for online viewing on a personal computer. The six channels added in the third quarter include the CNN and Bloomberg business and news networks alongside Germany's popular RTL television channel. The systematic expansion of TV offerings for computer viewing underscores the importance of broadband Internet as a transmission technology for the entertainment sector.

On track in Spain: Network integration and infrastructure rollout continue to plan.

In Spain, integration of the newly acquired network operator Albura has now reached an advanced stage.

Network operation priorities in Spain have been advanced in line with the strategic objective of increasing residential ADSL market share. ya.com expects to have 220 central offices fully operational by the end of 2005. Alcatel, a strategic alliance partner since the end of September, is to supply a triple play ready solution for the network.

Further capital spending was also initiated to prepare the launch of an ASDL2+ product portfolio with speeds of up to 20 Mbit/s.

2. Outlook.

Germany segment.

As part of its combined business model, T-Online actively pursues the rollout of attractive content specifically tailored for DSL, an approach that expands its options for future growth. With DSL access combined with Internet services, voice telephony components and triple play options additionally including multimedia services such as video on demand, music downloads and games, T-Online expects that the upward trend in sales volumes for broadband services will continue. Increasing bandwidths favor this trend. Upgrading of the dsl flat classic tariff for use with a T-DSL 6000 line (compared with the T-DSL 1000 and 2000 lines available with this tariff so far) enables downloads at almost 100 times ISDN access speed. Users can benefit from high-performance DSL in many ways—music fans, for example, can download tracks faster than ever before while playing online games, using services like video on demand or calling friends with DSL telephony. Also in the latter area of DSL telephony, T-Online remains active and continues to expand its competitive position. Since early October, T-Online customers in the DSL access tariff dsl flat max can, in addition to the services already provided, make unlimited calls into the German fixed network at no extra charge. In addition, T-Online has been offering the Voice over IP flatrate with new tariffs since the beginning of November. In this way, the company is continuing to expand its DSL telephony marketing efforts fitting the target group criteria, thus sending a fresh competitive signal.

Rest of Europe segment.

France.

The triple play strategy will also be actively promoted in the **"Rest of Europe" segment.**

Preparing to serve the market even better, T-Online France will ready itself technically and operationally in the final quarter of 2005 for implementation of its own triple play strategy in France during the first half of next year. As well as enabling customers to experience the LivePass entertainment products on their television sets, this will also provide some 30 additional channels at no extra charge. The chosen platform offers two key customer benefits: Firstly, it integrates entertainment and communications services (TV over DSL, video on demand, VoIP telephony and e-mail) and allows virtually instantaneous switching between them. Secondly, customers will have access to added features such as an excellently compiled electronic program guide (like a television magazine but interactive and on-screen). Product testing is currently underway.

In parallel, T-Online France is working on a fully unbundled local loop product for launch in the current, final quarter of 2005. With a fully unbundled local loop, the entire customer relationship—including voice telephony—is transferred to T-Online France. Aside from added revenue streams, this allows T-Online France to serve as a one-stop provider, tying customers more strongly to the company and so further reducing churn.

Spain.

T-Online's standard offering in Spain currently comprises 2 Mbit/s Internet access and voice telephony with carrier preselection. Access products with speeds of up to 4 Mbit/s are to be introduced in the coming quarter, with up to 20 Mbit/s following in the first quarter of 2006. VoIP will be launched on a pilot basis in the coming quarter, with full market launch slated for the first half of 2006. Marketing of the first triple play offering is likewise scheduled to commence in the first half of 2006.

To bring the acquired network fully into line with the interests of the T-Online Group, the executive managements of ya.com and Albura have resolved to merge their two companies. The merger is being submitted for Spanish regulatory approval. The plan is to merge Albura into ya.com. Albura and ya.com have already combined their organizational structures. Also as part of aligning the Spanish business with Group strategy, ya.com Internet Factory, S.A. is being renamed T-Online Spain, S. A. The ya.com brand will continue to be used in view of its value in the local market.

3. Merger with Deutsche Telekom AG.

Several shareholders filed law suits with the Darmstadt regional court challenging the validity of the resolution approving the merger agreement of March 8, 2005 between T-Online International AG and Deutsche Telekom AG adopted at the T-Online International AG Shareholders' Meeting on April 29, 2005. Because of these suits, the merger has not yet been recorded in the commercial register.

During the third quarter, T-Online International AG filed with the Darmstadt regional court for exemption proceedings and an order preventing the suits from standing in the way of the merger's registration. These proceedings are still in progress.

4. Performance of the T-Online stock price.

T-Online stock held steady above the €8.50 mark in largely moderate trading throughout the third quarter of 2005 and attained its highest price for the quarter at €9.11 during the second week of August (on August 10). The lowest price recorded was €8.40 on July 5, 2005, after which the stock rallied and remained above the €8.50 mark.

The average price over the reporting period was €8.77. Trading was relatively thin, averaging 187,000 shares per day.

The largely moderate stock market trading during the third quarter of 2005 was due to the completion of the merger between T-Online International AG and Deutsche Telekom AG being delayed as a result of lawsuits filed by various stockholders.

The T-Online stock price as at the September 30, 2005 reporting date was €8.84.

5. Interim consolidated financial statements compliant with IFRS.

Consolidated statement of income Millions of €

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004
Net revenues	**1 536.7**	**1 473.4**	**505.8**	**485.2**
Goods and services purchased	(519.0)	(513.7)	(177.4)	(146.2)
Gross margin	**1 017.7**	**959.7**	**328.4**	**339.0**
Other cost of sales	(232.4)	(187.8)	(88.6)	(66.3)
Gross profit	785.3	771.9	239.8	272.7
Selling costs	(573.1)	(397.9)	(197.9)	(138.8)
Administrative costs	(97.3)	(70.2)	(28.7)	(22.1)
Other operating income	85.0	12.0	73.1	0.5
Other operating expenses	(8.0)	(3.9)	(4.5)	(2.7)
Operating profit	191.9	311.9	81.8	109.6
Goodwill amortization	(0.4)	0.0	(0.4)	0.0
Net result from associated companies	9.2	8.4	2.6	2.6
Interest income, net	86.9	83.9	29.7	28.8
Profit before taxes	**287.6**	**404.2**	**113.7**	**141.0**
Income taxes	(97.7)	(155.8)	(30.1)	(54.2)
Profit after taxes	**189.9**	**248.4**	**83.6**	**86.8**
Profit applicable to minority shareholders	(1.0)	(0.2)	(0.6)	(0.2)
Group net income	**188.9**	**248.2**	**83.0**	**86.6**
Profit per share in €	**0.15**	**0.20**	**0.07**	**0.07**
EBITDA	**309.2**	**382.8**	**136.6**	**134.5**

Consolidated balance sheet Millions of €

	Sep. 30, 2005	Dec. 31, 2004
ASSETS		
Non-current assets		
Goodwill	1 248.2	1 248.0
Other intangible assets	193.2	128.7
Property, plant and equipment	189.2	114.1
Investments in Group companies	0.0	0.1
Investments in associated companies	65.0	190.1
Other financial assets	6.7	3.8
Receivables from Group companies	1 192.0	1 184.2
Deferred tax assets	228.5	210.9
	3 122.8	**3 079.9**
Current assets		
Inventories	2.5	0.8
Trade accounts receivable	145.3	147.5
Receivables from Group companies	3 147.8	2 941.9
Receivables from associated companies	0.2	1.4
Other current assets and prepaid expenses	88.1	76.6
Marketable securities	0.6	0.4
Cash in banks/petty cash	119.5	112.0
	3 504.0	**3 280.6**
Total assets	**6 626.8**	**6 360.5**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Subscribed capital	1 223.9	1 223.9
Additional paid-in capital	5 779.6	5 775.8
Revenue reserves	(1 267.6)	(1 519.1)
Currency translation adjustments	(1.0)	(0.9)
Revaluation of financial instruments	0.0	0.0
Group net income	188.9	300.4
Minority interests	4.3	3.1
	5 928.1	**5 783.2**
Non-current liabilities		
Provisions for pensions and similar obligations	16.5	13.4
Deferred tax liabilities	53.2	39.7
	69.7	**53.1**
Current liabilities		
Other short-term provisions	37.3	53.1
Short-term debt	0.2	0.0
Liabilities to Group companies	217.3	127.0
Trade accounts payable	241.7	202.2
Other short-term liabilities and deferred income	132.5	141.9
	629.0	**524.2**
Total shareholders' equity and liabilities	**6 626.8**	**6 360.5**

Consolidated statement of cash flows Millions of €

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004
Group net income	**188.9**	**248.2**	**83.0**	**86.6**
Profit applicable to minority shareholders	1.0	0.2	0.6	0.2
Depreciation and amortization of non-current assets	115.0	70.1	53.0	24.7
Interest income, net	(86.9)	(83.8)	(29.7)	(28.8)
Income taxes	97.7	155.8	30.1	54.2
Realized (losses)/profits from disposals of non-current assets	(61.2)	0.1	(61.5)	0.0
Net result from associated companies	(9.2)	(8.4)	(2.6)	(2.6)
Increase in pension provisions	3.1	3.2	1.0	1.2
(Decrease)/increase in other short-term provisions	(15.8)	(10.6)	(7.7)	8.1
Decrease in trade accounts receivable	15.0	59.2	16.3	27.1
Increase/(decrease) in trade accounts payable	25.8	(31.2)	11.5	8.5
Other changes	88.1	(74.5)	94.2	(53.7)
Income taxes paid	(136.6)	(115.8)	(64.9)	(33.6)
Dividends received	9.2	4.8	0.0	0.0
Interest paid	(1.5)	(1.1)	(0.9)	(0.2)
Interest received	68.8	35.3	7.1	3.7
Net cash provided by operating activities	**301.4**	**251.5**	**129.5**	**95.4**
Capital expenditure on intangible assets	(131.8)	(25.6)	(68.3)	(9.0)
Capital expenditure on property, plant and equipment	(64.3)	(24.8)	(40.5)	(10.2)
Capital expenditure on financial assets	(2.9)	(0.9)	(0.3)	(0.9)
Payment for adoption of a shareholder loan	0.0	(36.8)	0.0	(0.0)
Capital expenditure on investments in fully consolidated subsidiaries	(34.3)	(152.9)	0.0	(6.1)
Proceeds from the sale of non-current assets	188.2	0.4	186.7	(0.1)
(Losses)/proceeds from the sale of investments in fully consolidated subsidiaries	(0.1)	0.0	0.0	0.0
Net change in short-term investments (exceeding 3 months to maturity) and in marketable securities	(10.4)	84.9	(351.7)	(83.9)
Net cash used for investing activities	**(55.6)**	**(155.7)**	**(274.1)**	**(110.2)**
Increase in shareholders' equity	3.8	0.6	3.8	0.0
Dividends paid	(48.9)	0.0	0.0	0.0
Net cash (used for)/provided by financing activities	**(45.1)**	**0.6**	**3.8**	**0.0**
Net increase/(decrease) in cash and cash equivalents (up to 3 months to maturity)	200.7	96.4	(140.8)	(14.8)
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	271.2	68.7	612.7	179.9
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	471.9	165.1	471.9	165.1

Statement of shareholders' equity

	Subscribed capital	Subscribed capital	Additional paid-in capital	Revenue reserves	Currency translation adjust-ments	Revaluation of financial instruments	Group net profit/loss	Minority share-holders	**Total**
	Number of shares (thousands)	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €
Balance as of Jan. 1, 2004	**1 223 884**	**1 223.9**	**5 775.3**	**(1 481.4)**	**0.0**	**(0.1)**	**(37.7)**	**(0.5)**	**5 479.5**
Currency translation adjustments	0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.2
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	2.6	2.6
Capital contributions	6	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.5
Changes not recognized in profit or loss	0	0.0	0.0	(37.7)	0.0	0.1	37.7	0.0	0.1
Group net income, Jan. 1–Sep. 30, 2004	0	0.0	0.0	0.0	0.0	0.0	248.2	0.2	248.4
Balance as of Sep. 30, 2004	**1 223 890**	**1 223.9**	**5 775.8**	**(1 519.1)**	**0.2**	**0.0**	**248.2**	**2.3**	**5 731.3**
Currency translation adjustments	0	0.0	0.0	0.0	(1.1)	0.0	0.0	0.0	(1.1)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.5
Capital contributions	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized in profit or loss	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Group net income, Oct. 1–Dec. 31, 2004	0	0.0	0.0	0.0	0.0	0.0	52.2	0.3	52.5
Balance as of Dec. 31, 2004/Jan. 1, 2005	**1 223 890**	**1 223.9**	**5 775.8**	**(1 519.1)**	**(0.9)**	**0.0**	**300.4**	**3.1**	**5 783.2**
Currency translation adjustments	0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	(0.1)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2
Capital contributions	0	0.0	3.8	0.0	0.0	0.0	0.0	0.0	3.8
Changes not recognized in profit or loss	0	0.0	0.0	300.4	0.0	0.0	(300.4)	0.0	0.0
Dividends paid	0	0.0	0.0	(48.9)	0.0	0.0	0.0	0.0	(48.9)
Group net income, Jan. 1–Sep. 30, 2005	0	0.0	0.0	0.0	0.0	0.0	188.9	1.0	189.9
Balance as of Sep. 30, 2005	**1 223 890**	**1 223.9**	**5 779.6**	**(1 267.6)**	**(1.0)**	**0.0**	**188.9**	**4.3**	**5 928.1**

Segment information (IFRS basis) Millions of €

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004
Germany				
Net revenues	1 346.1	1 313.2	433.9	433.6
Gross margin	943.6	882.2	306.5	309.9
Gross margin (%)	70.1	67.2	70.6	71.5
Operating profit	274.5	326.3	116.3	113.6
EBITDA	**357.4**	**380.3**	**154.9**	**132.4**
Rest of Europe				
Net revenues	201.3	168.9	75.5	55.8
Gross margin	83.8	83.1	24.9	29.0
Gross margin (%)	41.7	49.2	33.0	52.1
Operating profit	(82.1)	(14.1)	(34.3)	(3.7)
EBITDA	**(47.7)**	**2.7**	**(18.1)**	**2.3**
Consolidation				
Net revenues	(10.7)	(8.7)	(3.6)	(4.2)
Operating profit	(0.5)	(0.3)	(0.2)	(0.3)
EBITDA	**(0.5)**	**(0.2)**	**(0.2)**	**(0.2)**
Total				
Net revenues	1 536.7	1 473.4	505.8	485.2
Gross margin	1 017.7	959.7	328.4	339.0
Gross margin (%)	66.2	65.1	64.9	69.9
Operating profit	191.9	311.9	81.8	109.6
EBITDA	**309.2**	**382.8**	**136.6**	**134.5**

Notes to the interim consolidated financial statements.*

T-Online kept up its market position in the first nine months of 2005 despite growing competitive pressure. Group net revenues were €1,536.7 million, an increase of €63.3 million or 4.3 percent compared with the prior-year period.

Group earnings before interest, tax, depreciation and amortization (EBITDA) were down compared with the first nine months of 2004. One factor in the lower EBITDA was increased sales and marketing expenditure in connection the DSL and entertainment packages. Also driving down EBITDA were costs related to the aggressive market expansion in France and to a lesser extent Spain. Profit before taxes and Group net income were reduced compared with the prior-year period for the same reason. Profit per share during the reporting period was €0.12 (prior-year period: €0.21).

The gross margin was 66.2 percent, up from 65.1 percent in the first nine months of 2004.

The table below shows T-Online's main consolidated income statement items in absolute terms and relative to Group revenues:

(adjusted for material nonrecurring items)

	First three quarters 2005 %	First three quarters 2004 %	**First three quarters 2005 Mio. €**	First three quarters 2004 Mio. €	**Third quarter 2005 %**	Third quarter 2004 %	**Third quarter 2005 Mio. €**	Third quarter 2004 Mio. €
Net revenues	100	100	1 536.7	1 473.4	100	100	505.8	485.2
Goods and services purchased	33.8	34.9	519.0	513.7	35.1	30.1	177.3	146.2
Gross margin	66.2	65.1	1 017.7	959.7	64.9	69.9	328.4	339.0
Other cost of sales	15.1	12.7	232.4	187.8	17.5	13.7	88.6	66.3
Selling costs	37.3	27.0	573.1	397.9	39.1	28.6	197.9	138.8
Administrative costs	5.1	4.8	78.6	70.2	5.3	4.6	26.7	22.1
Operating profit	9.7	21.2	149.0	311.9	4.4	22.6	22.2	109.6
EBITDA	17.3	26.0	266.2	382.8	15.2	27.7	77.0	134.5
Profit before taxes	15.9	27.4	244.6	404.2	10.7	29.1	54.1	141.0
Income taxes	6.4	10.2	97.7	149.8	6.0	11.2	30.2	54.2
Group net income	9.5	17.2	146.0	254.2	4.6	17.8	23.4	86.6
Profit per share (€)			0.12	0.21			0.02	0.07

* Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 17.

Accounting policies, material nonrecurring items in the consolidated income statement, and consolidation changes.

T-Online International AG complies in its interim reporting with IAS 34 (Interim Financial Reporting). Its financial reporting complies with the International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). T-Online International AG's accounting policies remain unchanged from 2004 while taking account of the ongoing development of IAS/IFRS. Unlike earlier years, minority interests are included in shareholders' equity from 2005 onward. Intangible assets include capitalized customer recruitment costs that are amortized over the minimum contract term.

The table below shows major nonrecurring items in the income statement:

Millions of €

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004	2004
Net revenues	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Goods and services purchased	0.0	0.0	0.0	0.0	0.0
Gross margin	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Other cost of sales	0.0	0.0	0.0	0.0	0.0
Gross profit	0.0	0.0	0.0	0.0	0.0
Selling costs	0.0	0.0	0.0	0.0	0.0
Administrative costs	(18.7)	0.0	(2.0)	0.0	(5.7)
Other operating income	61.6	0.0	61.6	0.0	0.0
Other operating expenses	0.0	0.0	0.0	0.0	0.0
Operating profit	**42.9**	**0.0**	**59.6**	**0.0**	**(5.7)**
Goodwill amortization	0.0	0.0	0.0	0.0	(4.4)
Net result from associated companies	0.0	0.0	0.0	0.0	0.0
Interest income, net	0.0	0.0	0.0	0.0	0.0
Profit before taxes	**42.9**	**0.0**	**59.6**	**0.0**	**(10.1)**
Income taxes	0.0	(6.0)	0.0	0.0	(6.5)
Profit after taxes	42.9	(6.0)	59.6	0.0	(16.6)
Profit applicable to minority shareholders	0.0	0.0	0.0	0.0	0.0
Group net income	**42.9**	**(6.0)**	**59.6**	**0.0**	**(16.6)**

Material nonrecurring items in the first three quarters of 2005 comprise the increased administrative costs due to consultancy services connected with the planned merger between T-Online International AG and Deutsche Telekom AG, and expenses associated with the Re-Invent growth initiative in the broadband/fixed line strategic business area. Other operating income in the amount of €61.6 million resulted from the sale of the comdirect stake to Commerzbank AG.

Albura Telecomunicaciones S.A.U., Madrid, Spain, was included in the interim consolidated financial statements for the first time in the third quarter. T-Online acquired 100 percent of Albura stock on June 30, 2005 for a purchase consideration of €35.9 million. This figure includes €0.9 million in acquisition-related costs. Consolidation of Albura resulted in the recognition of €3.9 million in negative goodwill which was reversed to income in the quarter under review. Albura generated sales revenues of €9.2 million and a loss of €8.1 million during the third quarter of 2005.

Other consolidation changes included the addition of the Scout24 Group's 100 percent stake in Autodom AG, Unterengstringen, Switzerland, and the divestiture of the 100 percent stake in daybyday media GmbH, Hamburg.

In addition to the sale of daybyday, the third quarter also saw T-Online sell its 21.32 percent stake in comdirect bank AG, held until then in the company's Germany segment. Effective July 26, 2005, the majority owner Commerzbank AG had exercised its right under agreement with T-Online International AG to acquire the comdirect bank AG shares held by T-Online. T-Online sold 30 million comdirect bank shares at an average price determined, as required, prior to the acquisition date.

Aside from T-Online International AG, the T-Online interim consolidated financial statements thus include 42 fully consolidated subsidiaries and ten associated companies.

Consolidation changes had a net negative impact on profit of €4.2 million.

The impacts of consolidation changes on the consolidated balance sheet were as follows:

Millions of €

	Acquisitions	Divestitures
Other intangible assets	2.1	0.1
Goodwill	0.2	0.0
Property, plant and equipment	51.4	0.0
Deferred tax assets	0.5	0.0
Monetary assets	1.8	2.6
Other current assets and prepaid expenses	41.3	0.1
Liabilities and accounts payable	57.3	0.0

Notes to the consolidated income statement.

T-Online generated total consolidated revenues of €1,536.7 million (prior-year period: €1,473.4 million), an increase of €63.3 million over the first nine months of 2004. Quarter on quarter, revenues were up €20.7 million. Revenue in the **Germany segment** was foregone in the third quarter due to accounting accruals of setup fee refunds given as part of the broadband promotion begun in 2004. As had already been announced in July, the restructuring of the DSL tariff portfolio also had a negative impact on revenue.

The main revenue driver besides ongoing growth in the customer base in the **Germany segment** was the positive revenue trend in the **Rest of Europe segment**, where revenues rose 19.2 percent compared with the prior-year period in the first three quarters of 2005 and 35.3 percent quarter on quarter. The Spanish subsidiary ya.com achieved a particularly strong revenue increase of 39.4 percent compared with the prior-year period. Another contribution to revenue growth in the **Rest of Europe segment** came from the acquisition of Albura in Spain. The **Rest of Europe segment** has thus generated 13.1 percent of total revenues for 2005 to date (versus 11.5 percent in the prior-year period).

The table below presents Group revenues by segment:

Millions of €

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004
Germany segment	**1 346.1**	**1 313.2**	**433.9**	**433.6**
Subscription Fees	789.7	748.9	261.3	250.9
Usage Fees	328.6	404.3	97.5	126.2
Advertising/B2B	227.8	160.0	75.1	56.5
Portal agreement with Deutsche Telekom (to 2013)	111.1	111.1	37.0	37.0
Remainder of Germany segment	116.7	48.9	38.1	19.5
Rest of Europe segment	**201.3**	**168.9**	**75.5**	**55.8**
Subscription Fees	131.2	120.5	46.3	39.4
Usage Fees	35.8	25.8	13.0	7.3
Advertising/B2B	34.3	22.6	16.2	9.1
Consolidation	(10.7)	(8.7)	(3.6)	(4.2)
Group	**1 536.7**	**1 473.4**	**505.8**	**485.2**
Subscription Fees	920.8	869.4	307.6	290.3
Usage Fees	364.2	429.5	110.4	132.9
Advertising/B2B	251.7	174.5	87.8	62.0
Portal agreement	111.1	111.1	37.0	37.0
Remainder	140.6	63.4	50.8	25.0

Subscription fees throughout the Group were up 5.9 percent, or €51.4 million, comparing the first nine months of 2005 to the first three quarters of 2004. In a quarter-on-quarter comparison, revenue from subscription fees rose 6.0 percent.

This growth is largely due to the very strong positive trend in the **Rest of Europe segment**, where subscription fees rose 8.9 percent compared with the first nine months of 2004. Rapid growth of the DSL tariff customer base was a major factor in the increase in subscription fees. The first nine months of 2004 saw the DSL tariff customer base swell by about 45,000 customers, whereas some 174,000 new customers have opted for broadband access in 2005 to date.

Subscription fees in the **Germany segment** increased compared with the prior-year period by €40.7 million or 5.4 percent. This result can be traced in part to the growing number of DSL customers as well as additional income generated by the marketing of combined DSL packages. Since the beginning of 2005, over 800,000 customers have become new DSL tariff customers, including 773,000 in the combined package marketing campaign. The growth in the DSL tariff customer base was stronger than the prior year despite increasingly fierce competition. T-Online's success in serving the broadband market is also partly due to specific content tailored to the use of broadband access.

Due to T-Online's targeted efforts to migrate customers into higher-value subscription fees, the increase in subscription fees has been accompanied by an expected drop in usage fees, in the **Germany segment** and on a Group basis.

Advertising/B2B revenues increased by 44.2 percent Groupwide compared with the prior-year period; quarter on quarter the growth was 41.6 percent. In the **Germany segment**, revenues rose over the nine-month period just ended by €67.8 million. The online advertising market has thus kept up its positive trend through 2005. Above-the-line advertisers have now fully embraced the Web as a promotional medium. Advertising vehicles that integrate image-building and response elements are in particularly high demand. Top brands such as Citibank, McDonald's, Toshiba, Panasonic and Milka—all of which have signed marketing cooperation agreements with T-Online—aim to reap the benefits of Web-based advertising. Backed by the extensive reach of its portals, outstanding customer base and Germany's leading online marketer, Interactive Media, T-Online is well positioned in this market. Its combination of wide reach and quality editorial content is increasingly proving a winning market strategy.

Advertising/B2B revenues likewise increased compared with the prior-year period in the **Rest of Europe segment**, by €11.7 million or 51.7 percent. The increase was largely due to the acquisition of Albura, which aside from network operation also offers business services such as network management, engineering services and IP services (hosting, VPNs, etc.).

Operating profit and EBITDA were down compared with the corresponding 2004 period. Increased spending in connection with the promotion of DSL and entertainment packages was one reason for the drop. EBITDA was also affected by costs related to the aggressive market expansion in France and to a lesser extent Spain. Rising sales and marketing expenses are a function of the goal to increase market share in the two countries to over 15 percent in the medium term. Quarter-on-quarter, however, EBITDA slightly increased after accounting for the proceeds from the sale of the comdirect bank AG stake.

The consolidated gross margin increased by €57.9 million compared with the first three quarters of 2004, but was down €10.5 million on a quarter-to-quarter comparison. The quarter-to-quarter decrease in the gross margin was mainly due to the increase in goods and services purchased in the **Rest of Europe segment.** A major factor in this was the DSL campaigns launched in early 2005, which produced particularly strong growth in the number of new customers and hence higher front-end costs in the quarter under review. In the **Germany segment**, on the other hand, such costs remained on a downward trend as in previous quarters.

The increase in other cost of sales is primarily due to expenditure in connection with the combined DSL package and voice-over-IP promotions.

Selling costs rose by €175.2 million to €573.1 million comparing the first three quarters of 2005 to the first three quarters of 2004. Comparing the third quarter of this year to the third quarter of the prior year, selling costs jumped from €138.8 million to €197.9 million. Selling costs mostly consist of costs of customer recruitment and customer care. In the **Germany segment**, the increase mainly relates to the advertising campaigns for combined DSL packages, plus the stepping up of advertising for entertainment services such as Musicload. In the third quarter of 2005, the Scout24 Group in particular was highly prominent in the media with various television, print and online campaigns for its Friends, Job and Auto vertical portals.

In the **Rest of Europe segment**, the French and Spanish subsidiaries reported higher selling costs, too, due to their aggressive market approach.

The rise in administrative costs compared with the corresponding prior-year period was mostly due to the inclusion of further companies in the consolidated financial statements.

In the table below, we derive EBITDA for the T-Online Group from the operating profit posted by the two **segments Germany** and **Rest of Europe**:

Millions of € (adjusted for material nonrecurring items)

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004
Operating profit				
Germany	231.6	326.3	56.7	113.6
Rest of Europe	(82.1)	(14.1)	(34.3)	(3.7)
Reconciliation	(0.5)	(0.3)	(0.2)	(0.3)
Group	**149.0**	**311.9**	**22.2**	**109.6**
Depreciation and amortization				
Germany	82.8	54.0	38.6	18.9
Rest of Europe	32.2	16.2	14.3	5.8
Reconciliation	0.0	(0.1)	0.0	0.0
Group	**115.0**	**70.1**	**52.9**	**24.7**
Other taxes				
Germany	0.0	0.0	0.0	0.0
Rest of Europe	2.2	0.6	1.9	0.2
Reconciliation	0.0	0.2	0.0	0.0
Group	**2.2**	**0.8**	**1.9**	**0.2**
EBITDA				
Germany	314.4	380.3	95.3	132.4
Rest of Europe	(47.7)	2.7	(18.1)	2.3
Reconciliation	(0.5)	(0.2)	(0.2)	(0.2)
Group	**266.2**	**382.8**	**77.0**	**134.5**

The increase in depreciation and amortization is partly due to the increase in intangible assets resulting from capitalized customer recruitment costs, which are amortized over the minimum contract term.

The rise in other taxes in the **Rest of Europe segment** results from capital transfer tax paid by ya.com.

Development of ARPU.
The charts below depict the development of ARPU at T-Online as well as the key parameters used in computing ARPU:

In €

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004
Group				
ARPU				
Blended	14.9	15.5	14.5	15.0
Subscription	11.5	11.5	11.4	11.4
Usage	4.2	5.1	3.8	4.7

Computation parameters (millions)

	Sep. 30, 2005	Sep. 30, 2004
Customers with DSL tariffs	4.58	3.22
Customers with narrowband tariffs	4.46	5.35
PAYG (usage < 30 days)	0.68	0.90

In €

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004
Germany				
ARPU				
Blended	14.0	14.8	13.4	14.4
Subscription	10.6	10.6	10.5	10.5
Usage	4.1	5.2	3.6	4.8

Computation parameters (millions)

	Sep. 30, 2005	Sep. 30, 2004
Customers with DSL tariffs	4.05	2.91
Customers with narrowband tariffs	4.31	5.11
PAYG (usage < 30 days)	0.60	0.77

In €

	First three quarters 2005	First three quarters 2004	**Third quarter 2005**	Third quarter 2004
Rest of Europe				
ARPU				
Blended	26.3	23.9	26.9	22.7
Subscription	23.3	24.3	23.6	23.7
Usage	5.6	4.2	5.9	3.6

Computation parameters (millions)

	Sep. 30, 2005	Sep. 30, 2004
Customers with DSL tariffs	0.53	0.31
Customers with narrowband tariffs	0.15	0.24
PAYG (usage < 30 days)	0.08	0.13

Compared with the first nine months of 2004, blended ARPU in the 2005 reporting period slid from €15.5 to €14.9 on a Group basis; in a direct quarter-on-quarter comparison, it fell from €15.0 to €14.5. The drop can be explained by the fact that the total revenue from subscription and usage fees was slightly reduced compared with the prior-year period, while customer numbers continued to increase.

Compared with September 30, 2004, the number of customers with DSL tariffs as of the end of the first three quarters of 2005 had increased on a Group basis by 42.1 percent, or 1.4 million, from 3.22 million to 4.58 million. Compared to year-end 2004, the number of DSL tariff customers rose from 3.59 million to 4.58 million. In the **Germany segment**, the number of customers with DSL tariffs climbed by 38.9 percent, from 2.91 million at the end of Q3 2004 to 4.05 million at the end of Q3 2005. The **Rest of Europe segment** showed 72.5 percent growth. The new momentum in the broadband market has brought about a parallel reduction in the number of customers with narrowband tariffs.

Group subscription ARPU remained constant both compared with the first three quarters of 2004 and on a quarter-to-quarter basis.

Usage ARPU dropped both on a quarter-on-quarter basis and with respect to the first nine months of 2004. The decrease in the narrowband customer base and the parallel increase in DSL tariff customers were causes of the reduction here. In addition, both usage revenues and hence also usage ARPU figures are subject to relatively strong seasonal fluctuations. This is another reason why T-Online is striving to migrate more and more users to broadband tariffs and non-access subscription products, and thus subscription fees.

Notes to the consolidated balance sheet.

Compared with December 31, 2004, T-Online's total assets figure climbed by €266.3 million to €6,626.8 million. On the assets side, the rise is mostly due to the inclusion of Albura Telecomunicaciones S.A.U. in the consolidated financial statements for the first time in the third quarter of 2005, to the increase in intangible assets resulting from the capitalization of customer recruitment costs, to the increase in property, plant and equipment chiefly in connection with the commencing network rollout in France, and to the gain in monetary assets primarily in line with profit growth, combined with a decrease in investments in associated companies with the sale of the stake in comdirect bank AG.

The main liabilities side component is a €144.9 million rise in shareholders' equity, reflecting the Group net profit of €188.9 million combined with the reduction in revenue reserves with the €48.9 million dividend payment. Short-term liabilities increased by €104.8 million as of September 30, 2005, largely due to a rise in liabilities towards Deutsche Telekom AG.

The equity ratio decreased slightly, from 90.9 percent as of December 31, 2004 to 89.5 percent as of 30 September, 2005. Group shareholders' equity and liabilities increased in absolute terms by equal amounts over the reporting period to produce the slight decline in the equity ratio. Unlike previous years, minority shareholders' interests (September 30, 2005: €4.3 million; December 31, 2004: €3.1 million) are included in shareholders' equity from the beginning of the 2005 fiscal year.

As of September 30, 2005, Deutsche Telekom AG held 90.14 percent of T-Online International AG's subscribed capital.

The goodwill shown under non-current assets increased slightly by €0.2 million due to Autodom AG (Unterengstringen, Switzerland), a subsidiary of Scout24 Schweiz AG (Baar, Switzerland), being consolidated for the first time.

The non-current assets are fully covered by long-term financial resources (shareholders' equity and non-current liabilities).

Short-term liabilities totaled €629.0 million as of the balance sheet date (December 31, 2004: €524.2 million). These countered short-term investments totaling €3,192.1 million (December 31, 2004: €2,989.0 million).

Notes to the consolidated statement of cash flows.

T-Online's monetary assets of €4,384.1 million (compared with €4,173.2 million as of December 31, 2004) consist of fixed-term deposits with Deutsche Telekom AG (€4,218.0 million), a balance of €46.6 million on clearing accounts with Deutsche Telekom AG, and cash in banks (€119.5 million).

Compared to December 31, 2004, the amount of the company's monetary assets thus rose by €210.9 million. In addition to the impact of the €301.4 million in net cash provided by operating activities, the principal factor here was the €55.6 million net cash used for investing activities. This breaks down into €196.1 million in net cash used for capital expenditure on intangible assets, property, plant and equipment, €37.2 million in net cash used for capital expenditure on financial assets (mostly to acquire Albura Telecomunicaciones S.A.U., which was consolidated for the first time in the quarter under review), and a total of €188.1 million in proceeds from the sale of non-current assets—notably from the sale of the stake in comdirect bank AG. Cash used for financing activities primarily consisted of the €48.9 million dividend payment made in the second quarter.

The €301.4 million in net cash provided by operating activities is accounted for by the €309.2 million EBITDA generated over the first three quarters of 2005, less €61.6 million proceeds from the comdirect bank AG divestiture which count as EBITDA but are reclassified in the cash flow statement under investment activities, plus the increase in liabilities to Group companies. The €55.6 million net cash used for operational capital expenditure was financed in its entirety out of cash provided by operating activities. The latter figure had been heavily influenced in the prior year by the acquisition of the Scout24 Group.

Taking the EBITDA figure of €309.2 million and deducting the €196.1 million expenditure on property, plant, equipment and intangible assets gives a cash contribution of €113.1 million in the reporting period (prior-year period: €332.4 million).

6. Personnel.

Workforce development and personnel costs.
The average number of T-Online employees compared with the previous year has developed as follows:

	First three quarters 2005	First three quarters 2004	2004
Germany	2 225	2 117	2 130
Rest of Europe	984	787	791
Group	**3 209**	**2 904**	**2 921**

The 10.5 percent rise in the average number of employees compared with the prior-year period is due to the inclusion of the Spanish subsidiary Albura for the first time in the consolidated financial statements and to increases in the workforce both in the **Germany** and in the **Rest of Europe segment**.

Personnel costs for the period under review were €153.2 million (prior-year period: €138.6 million). Aside from the increased workforce and the addition of Albura, the rise was primarily due to changes in the personnel structure.

Stock options held by members of the Board of Management and employees.
The 2000 stock option plan terminated on July 7, 2005. This plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries had been adopted by resolution of an Extraordinary Shareholders' Meeting of T-Online International AG held prior to the initial public offering in April 2000. All outstanding stock options under the plan lapsed irrevocably on the termination date, without substitution or compensation.

The 2001 Shareholders' Meeting approved a new, premium priced stock option plan with a 25 percent premium. Options are issued over a five-year period and are valid for ten years. No more than half of the options granted to a participant are eligible for exercise after a two-year lockup period expires, and all are eligible for exercise after a three-year lockup. The first tranche of options was issued on August 13, 2001, and the second on July 15, 2002. The Board of Management resolved not to issue a tranche in 2003. No further tranches will be issued under the 2001 stock option plan. The 2004 Shareholders' Meeting revoked the Board of Management's and Supervisory Board's authority to issue further options under the 2001 stock option plan and partly withdrew the existing conditional capital.

Summary figures for options under the 2000 and 2001 plans are provided in the table below.

	2001 stock option plan (thousands)	2000 stock option plan (thousands)
Outstanding stock options on Jan. 1, 2005	3 868	117
Granted	0	0
Exercised	0	0
Expired	232	117
Outstanding stock options on Sep. 30, 2005	3 636	0

Further information on the option plans is available in the 2004 Annual Report starting on page 105.

As of September 30, 2005, members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows: Ms. Veronika Altmeyer held 64,635 options; Mr. Rainer Beaujean 68,805; Mr. Burkhard Graßmann 90,350; Mr. Andreas Kindt 21,267; Mr. Jens Becker and Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche.

Mid-term incentive plan 2004.
T-Online introduced its first mid-term incentive plan (MTIP 2004) for members of the Board of Management and top managers in 2004. This replaced the equity-based compensation system implemented in the stock option plan. A similar mid-term incentive plan has been adopted in 2005 (MTIP 2005). The plans have a duration of 3 years each. The MTIP is a cash-based plan tied to two equally weighted share price-based performance indicators. If both performance targets are met, the full award is paid out. If one is attained, 50 percent of the award is paid out. If neither is met, there is no payout.

The absolute performance target is an increase of at least 30 percent in the T-Online stock price by the end of the plan (December 31, 2006 for MTIP 2004 and December 31, 2007 for MTIP 2005). The relative performance target is attained if the T-Online stock price outperforms the TecDAX index over the term of the plan.

The accounting provision established for the two plans totaled €0.1 million as of September 30, 2005.

Further information on this topic is provided on page 107 of the 2004 Annual Report.

7. Definitions for the presentation of revenues and customer numbers.*

Subscription fees: Revenues from fixed monthly basic charges for access and content products, for example access tariffs or products such as security packages, extra mailbox space and "Insider" subscription content plans.

Usage fees: Revenues from per-minute or volume-based access tariff components and non-access products made available on a pay-per-view or pay-per-use basis.

Advertising/B2B: Revenues from T-Online business customers and online advertising. The portal agreement with Deutsche Telekom is reported separately.

Registered customers are all customers in access tariffs.

Monthly paying customers are customers who pay a monthly basic charge, although this does not necessarily mean they have used the product.

PAYG customers are customers who have not ordered a tariff plan with a monthly basic charge.

DSL tariff customers: Customers who have signed up for a T-Online broadband tariff.

Broadband customers: DSL tariff customers, plus those customers who have a broadband connection but have not yet signed up for a DSL tariff.

Blended ARPU:

$$\frac{\text{(Subscription Fees + Usage Fees) / Number of Months}}{(\text{DSL-C}_{AV} + \text{NB-C}_{AV} + \text{PAYG} < 30 \text{ days})} = \text{ARPU}_{blended}$$

Subscription ARPU:

$$\frac{\text{Subscription Fees / Number of Months}}{(\text{DSL-C}_{AV} + \text{NB-C}_{AV})} = \text{ARPU}_{subscription}$$

Usage ARPU:

$$\frac{\text{Usage Fees / Number of Months}}{(\text{DSL-C}_{AV} + \text{NB-C}_{AV} + \text{PAYG} < 30 \text{ days})} = \text{ARPU}_{usage}$$

* More information on this topic is provided in the First Quarter Report 2004, Section 2, "Business trends for the Group and its segments" (p. 6–12) and on our corporate portal at http://www2.t-online.net/dyn/c/19/54/41/1954418.swf.

Board of Management
Darmstadt, November 8, 2005
T-Online International AG

Rainer Beaujean

Veronika Altmeyer

Jens Becker

Burkhard Graßmann

Thomas Hille

Andreas Kindt

Address
T-Online International AG
Postfach 10 11 52
64211 Darmstadt, Germany

Investor Relations
Telephone: 06151/680-2929
Telefax: 06151/680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

Forum T-Aktie
Telephone: 0800 330 2100
Telefax: 0800 330 1100
E-Mail: forum-aktie@t-online.de

Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.